UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 15)

F-STAR THERAPEUTICS, INC.

(Name of Subject Company)

SINO BIOPHARMACEUTICAL LIMITED,

INVOX PHARMA LIMITED

and

FENNEC ACQUISITION INCORPORATED

(Names of Filing Persons (Offerors))

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

30315R 107
(CUSIP Number of Class of Securities)

Tyron Hussey

invoX Pharma Limited

5 Merchant Square

London, United Kingdom, W2 1AY

+44 203 786 5144

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

With a copy to:

George Casey

George Karafotias
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,559	Filing Party:	invoX Pharma Limited
Form or Registration No.:	Schedule TO-T	Date Filed:	July 7, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 15 to Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment”) is filed by (i) Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of invoX Pharma Limited, a private limited company organized under the laws of England and Wales (“Parent”), which is a direct wholly-owned subsidiary of Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“SBP”), (ii) Parent and (iii) SBP, and amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 7, 2022 (together with any amendments and supplements thereto, the “Schedule TO”) by Purchaser, Parent, and SBP. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares (each, a “Share” and collectively, the “Shares”) of common stock, par value $0.0001 per share, of F-star Therapeutics, Inc., a Delaware corporation (the “Company”), for $7.12 per Share, payable net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(a) to the Schedule TO, and in the accompanying letter of transmittal, a copy of which is attached as Exhibit (a)(1)(b) to the Schedule TO, and which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraph thereto:

“On February 9, 2023, Purchaser, Parent, and SBP extended the Offer to 5:00 p.m., Eastern Time, on February 22, 2023, unless further extended. The Offer was previously set to expire at 5:00 p.m., Eastern Time, on February 8, 2023. The Expiration Date is being extended in order to afford the Parties additional time to review, discuss and negotiate mitigation terms with CFIUS. The Depositary has advised Purchaser, Parent, and SBP that, as of 5:00 p.m., Eastern Time, on February 8, 2023, 15,409,672 Shares had been validly tendered into and not properly withdrawn from the Offer, representing approximately 70.05% of the outstanding Shares, and an additional approximately 2,152,794 Shares tendered pursuant to a notice of guaranteed delivery.

To afford the Parties additional time to negotiate the terms of a mitigation agreement and continue discussions with CFIUS, Purchaser, Parent, and the Company entered into Amendment No. 6 (“Amendment No. 6”) to the Merger Agreement on February 9, 2023. Amendment No. 6 extends the End Date of the Merger Agreement from “one (1) minute past 11:59 p.m., Eastern Time, on February 10, 2023” to “one (1) minute past 11:59 p.m., Eastern Time, on February 24, 2023.””

Items 5 through 6; Item 11.

The Offer to Purchase and Items 5 through 6 and Item 11 of the Schedule TO, to the extent such Items 5 through 6 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs at the end thereof:

“On February 9, 2023, Purchaser, Parent, and the Company entered into Amendment No. 6 (“Amendment No. 6”) to the Merger Agreement. Amendment No. 6 extends the End Date of the Merger Agreement from “one (1) minute past 11:59 p.m., Eastern Time, on February 10, 2023” to “one (1) minute past 11:59 p.m., Eastern Time, on February 24, 2023.”

Other than as expressly modified pursuant to Amendments No. 1, 2, 3, 4, 5 and 6, the Merger Agreement, which was previously filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2022, remains in full force and effect as originally executed on June 22, 2022. The foregoing description of Amendment No. 6 does not purport to be complete and is subject to, and qualified in its entirety by, the full text of Amendment No. 6 attached as Exhibit (d)(14) hereto and incorporated herein by reference.”

2.	Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs at the end of the subsection titled “Termination”:

“As described above, the Merger Agreement may be terminated by either Parent or the Company, subject to certain exceptions, if the Offer Acceptance Time has not occurred on or prior to the End Date. On February 9, 2023, the Company, Purchaser, and Parent entered into Amendment No. 6 to extend the End Date from “one (1) minute past 11:59 p.m., Eastern Time, on February 10, 2023” to “one (1) minute past 11:59 p.m., Eastern Time, on February 24, 2023”. The Parties have extended the End Date to afford the Parties additional time to negotiate the terms of a mitigation agreement and continue discussions with CFIUS.”

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented as follows:

1.	The last paragraph of the subsection titled “Committee on Foreign Investment in the United States” is hereby amended and supplemented by adding the following paragraph at the end thereof:

“To afford the Parties additional time to negotiate the terms of a mitigation agreement and continue discussions with CFIUS, Purchaser, Parent, and the Company entered into Amendment No. 6 (“Amendment No. 6”) to the Merger Agreement on February 9, 2023. Amendment No. 6 extends the End Date of the Merger Agreement from “one (1) minute past 11:59 p.m., Eastern Time, on February 10, 2023” to “one (1) minute past 11:59 p.m., Eastern Time, on February 24, 2023.””

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO.

Exhibits (a)(1)(a) through (a)(1)(e) to the Schedule TO (and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in such Exhibits (a)(1)(a) through (a)(1)(e)) are hereby amended and supplemented as follows:

1.	All references regarding the scheduled expiration of the Offer being “5:00 p.m., Eastern Time, on February 8, 2023” set forth in the Offer to Purchase, the Letter of Transmittal, Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees are hereby amended and replaced with “5:00 p.m., Eastern Time, on February 22, 2023”.
2.	All references regarding the End Date of the Merger Agreement being “one (1) minute past 11:59 p.m., Eastern Time, on February 10, 2023” set forth in the Offer to Purchase are hereby amended and replaced with “one (1) minute past 11:59 p.m., Eastern Time, on February 24, 2023”.

 Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit(s):

(d)(14)	Amendment No. 6 to Agreement and Plan of Merger, dated February 9, 2023, among Parent, Purchaser and the Company.**

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023

FENNEC ACQUISITION INCORPORATED

By:	/s/ Benjamin Toogood
Name:	Benjamin Toogood
Title:	Chief Executive Officer

INVOX PHARMA LIMITED

By:	/s/ Benjamin Toogood
Name:	Benjamin Toogood
Title:	Chief Executive Officer

SINO BIOPHARMACEUTICAL LIMITED

By:	/s/ Benjamin Toogood
Name:	Benjamin Toogood
Title:	Authorized Signatory

EXHIBIT INDEX

Item 12.	Exhibits.

(a)(1)(a)	Offer to Purchase, dated July 7, 2022.*

(a)(1)(b)	Form of Letter of Transmittal.*

(a)(1)(c)	Form of Notice of Guaranteed Delivery.*

(a)(1)(d)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(e)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(f)	Summary Advertisement as published in The New York Times on July 7, 2022.*

(a)(1)(g)	Power of Attorney for SBP, dated as of June 22, 2022.*

(a)(5)(a)	Joint Press Release issued by Parent and the Company on June 23, 2022, attached as Exhibit (a)(5)(a) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).*

(a)(5)(b)	Announcement, published by SBP on the Hong Kong Stock Exchange on June 23, 2022, attached as Exhibit (a)(5)(b) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).*
(a)(5)(c)	Press Release Announcing Commencement of Tender Offer issued by Parent on July 8, 2022.*
(a)(5)(d)	Joint Press Release Announcing Extension of the Offer, issued by Parent, SBP and the Company on August 4, 2022.*
(d)(1)	Agreement and Plan of Merger, dated June 22, 2022, among SBP, Parent, Purchaser and the Company, attached as Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).*

(d)(2)	Form of Securities Purchase Agreement, by and among Purchaser, Parent, SBP and the Company.*

(d)(3)	Form of Tender and Support Agreement, dated June 22, 2022, among Parent, Purchaser and the stockholders of the Company party thereto, attached as Exhibit 99.2 to the Form 8-K filed by the Company with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).*
(d)(4)	Confidentiality and Non-Disclosure Agreement, dated as of December 17, 2021, by and between SBP and the Company.*
(d)(5)	Transition Services Agreement and Settlement Agreement, dated as of June 22, 2022, by and among F-star Therapeutics Limited, Parent and Eliot Forster.*
(d)(6)	Amendment to Employment Agreement, dated as of June 22, 2022, by and among F-star Therapeutics Limited, Parent and Neil Brewis.*
(d)(7)	Letter Agreement, dated July 25, 2022, by and between Parent and Darlene Deptula-Hicks.*
(d)(8)	Letter Agreement, dated July 25, 2022, by and between Parent and Louis Kayitalire.*

(d)(9)	Amendment No. 1 to Agreement and Plan of Merger, dated November 20, 2022, among Parent, Purchaser and the Company, attached as Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on November 21, 2022 (incorporated herein by reference).*

(d)(10)	Amendment No. 2 to Agreement and Plan of Merger, dated December 19, 2022, among Parent, Purchaser and the Company.*

(d)(11)	Amendment No. 3 to Agreement and Plan of Merger, dated December 20, 2022, among Parent, Purchaser and the Company.*

(d)(12)	Amendment No. 4 to Agreement and Plan of Merger, dated December 30, 2022, among Parent, Purchaser and the Company.*

(d)(13)	Amendment No. 5 to Agreement and Plan of Merger, dated January 31, 2023, among Parent, Purchaser and the Company.*

(d)(14)	Amendment No. 6 to Agreement and Plan of Merger, dated February 9, 2023, among Parent, Purchaser and the Company.**

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

____________________ *Previously filed. **Filed herewith.